 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

MED-X, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10472

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California	91304
(Address of principal executive offices)	(Zip Code)

(818) 349-2870

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this semi-annual report, the term “Med-X,” “we,” “us,” “our,” or “the company” refers to Med-X, Inc. a Nevada corporation.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K filed with the Securities and Exchange Commission on April 24, 2026. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed under “Risk Factors” in our filings with the Securities and Exchange Commission, including our Offering Circular on Form 1-A filed June 3, 2025, and subsequent reports. Our actual results could differ materially from those discussed in the forward-looking statements.

The accompanying unaudited condensed consolidated financial statements for the three- and six-month periods ended June 30, 2026 and 2025 have been prepared by management. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included. The interim financial statements included in this report have not been reviewed by the Company’s independent registered public accounting firm. Unless otherwise indicated, latest results discussed below are as of June 30, 2026, unless otherwise stated.

General

Overview

Med-X, Inc., a Nevada corporation founded in 2014, focuses on developing, marketing, and distributing natural, eco-friendly products. Med-X has a wholly-owned subsidiary, Pacific Shore Holdings, Inc. (“PSH”), which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The Company is dedicated to providing innovative solutions in pest control and consumer wellness products, addressing the growing demand for sustainable alternatives across industries. Our product lines include Nature-Cide®, Thermal-Aid®, and Malibu Brands, each targeting unique market needs. Additionally, Med-X operates The MJT Network®, an online media platform providing cannabis-related content and advertising opportunities. Our business model leverages strategic partnerships, e-commerce platforms, and direct sales to generate revenue. By combining innovative product development with an emphasis on environmentally conscious practices, Med-X is positioned to capitalize on expanding market opportunities in the natural products sector.

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We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are minimum risk botanical essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation, public health and agriculture, as well as the Hemp and Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. As set forth herein, the term “green” shall indicate that the Company is referring to products formulated primarily from plant-derived or naturally occurring ingredients intended as alternatives to certain synthetic chemical products. The Company markets products under its Malibu Brands division, which currently includes its Pacific Pain Relief Cream, a topical product formulated with naturally derived ingredients. The Malibu Brands product line currently consists of this product, and the Company may develop additional formulations in the future. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Although the Company has explored product formulations that may include hemp-derived ingredients that are permissible under applicable law, the Company does not currently cultivate, distribute, manufacture, or sell cannabis or hemp products. The Company does not operate in the cannabis industry and does not directly participate in the cultivation, processing, distribution, or sale of cannabis or marijuana products.

Nature-Cide products may be supplied to legally operating agricultural customers, including hemp and cannabis cultivators where permitted by applicable law. The Company's involvement is limited to the sale of pest-control products and does not include the cultivation, processing, distribution, manufacture, or sale of cannabis or hemp products.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management X2 Plus and All-Purpose formulations, which were licensed to Med-X in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage agriculture crops which also includes Hemp and Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are derived from sales of our Nature-Cide and Thermal-Aid products with immaterial sales of our Malibu Brands products. During the six months ended June 30, 2026, Nature-Cide accounted for approximately 62.8% of our revenue, Thermal-Aid accounted for approximately 37.0% of our revenue, and Malibu Brands accounted for approximately 0.2% of our revenue. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal and other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

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Recent Developments

Med-X has undertaken several strategic initiatives to strengthen its market position and operational capabilities:

1.

International Expansion of Nature-Cide: Med-X entered into a distribution agreement with Ensystex to expand Nature-Cide’s reach into 29 international territories, including Australia, Southeast Asia, and parts of Africa. Ensystex is responsible for obtaining regulatory approvals, facilitating entry into these markets.

2.

Development of New Products: Med-X is working on next-generation formulations of Nature-Cide, including an insecticidal paint additive designed to repel pests. The product is undergoing efficacy testing and is expected to launch in 2027.

3.

Reg CF Offering and Regulation D Offerings: The Company terminated its Regulation CF offering effective April 4, 2025 and filed Form C-U on April 15, 2025. The Company’s February 11, 2025 Regulation D offering closed on April 11, 2025. On September 8, 2025, the Company commenced a new Regulation D offering of up to $9,000,000 at $3.00 per share for accredited investors, with an additional 450,000-share over-allotment option at $3.00 per share.

4.

Partnership with Dealmaker Securities: Med-X engaged Dealmaker Securities LLC as the lead selling agent for its Regulation A offering. This partnership supported the company’s efforts to reach a broad investor base while maintaining compliance with regulatory standards. The Regulation A offering terminated on May 31, 2026. Subscription funds received into escrow prior to termination were released to the Company in June 2026.

5.

Advisory Agreement with Maxim Group: In July 2024, Med-X entered into an agreement with Maxim Group for investment banking and financial advisory services. The agreement aligns with Med-X’s strategic focus on scaling its operations and pursuing growth opportunities.

6.

Operational Efficiencies: Med-X has streamlined its production and distribution processes to meet rising demand for Nature-Cide and Thermal-Aid products. The company continues to work closely with key distributors to optimize inventory management and customer outreach.

7.

Reverse Stock Split: On April 15, 2024, the Board of Med-X, Inc. approved a 1-for-16 reverse stock split of its outstanding common stock, effective April 16, 2024. This decision was made to establish a valuation that the Company believed would be attractive to potential investors in connection with its proposed offerings. The reverse stock split did not change the number of authorized shares, which remains at 300,000,000.

8.

Change in Board membership: On June 28, 2025, Dr. Morton Hyson resigned as a Board of Director Member effective immediately for personal reasons. Effective July 18, 2025 Mrs. Mary Kay Wilson was appointed as a Board of Director Member filling the seat previously held by Dr. Morton Hyson.

9.

Engagement agreement with broker-dealer: On August 29, 2025, the Company entered into an agreement with Delbrook Digital Ltd., a foreign broker-dealer based in Canada doing business as Bad Twin Capital (together with any subsidiaries, affiliates, successors and assigns, “Bad Twin Capital”), along with its US partner, Marco Polo Securities, Inc., a registered US broker-dealer and member FINRA/SIPC (together with its subsidiaries and affiliates, “Marco Polo”), pursuant to which Bad Twin Capital and Marco Polo (together, the “Bad Twin Capital Team”) shall act as financial advisers to the Company.

10.

On June 1, 2026, the Board of Directors of Med-X, Inc. approved, by unanimous written consent, an amendment to the Company’s Articles of Incorporation to effect a 1-for-2 reverse stock split of the Company’s issued and outstanding common stock (the “Reverse Split”). This unanimous written consent also rescinded the May 8, 2026 unanimous written consent regarding the 1-for-1.3 Reverse Split. The Reverse Split is intended to become effective following the effectiveness of the Company’s planned registration statement and prior to the anticipated listing of the Company’s common stock on the Nasdaq Global Market.

11.

Line of Credit Amendment: The Company’s $500,000 line of credit, entered into on August 6, 2022, as amended August 1, 2023, and April 13, 2026, with Matthew Mills and Jennifer Mills, two of the Company’s executive officers, was further amended on September 8, 2026. The Third Amendment to Promissory Note and Line of Credit Agreement restates the Maturity Date in the Line of Credit Agreement as April 13, 2028 and permits voluntary prepayment before that date only if amounts then owed to Streeterville Capital, LLC are paid in full and the Company’s Chief Financial Officer provides a written going concern certification.

12.

Series B Preferred Stock Financing: On September 16, 2026, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company, under which the investor committed to purchase up to $30,000,000 of a newly designated Series B Convertible Preferred Stock. The transaction documents comprise the purchase agreement, the certificate of designation creating the Series B, a warrant to purchase common stock, an irrevocable transfer agent instruction letter, an officer’s certificate and a share issuance resolution. At a closing that occurs on the date the Company’s common stock is first listed, the Company will issue 5,000 preferred shares, commitment shares and the warrant for $5,010,000, and further purchases are at the Company’s request during a two-year commitment period.

13.

Series B Certificate of Designation: On September 16, 2026, the Board of Directors designated 40,000 shares of preferred stock as Series B Convertible Preferred Stock, par value $0.001 per share, with a stated value of $1,086.96 per share. The Series B accrues an eight percent annual return, ranks senior to the common stock and is convertible into common stock at the Nasdaq valuation price, subject to a $4.00 floor price. The Company may redeem it beginning six months after the listing date. No preferred shares, commitment shares or warrant shares have been issued.

14.

Placement Agency Agreement with Maxim Group: On September 15, 2026, the Company entered into a Placement Agency Agreement with Maxim Group LLC under which Maxim will serve as the Company’s exclusive lead placement agent, on a reasonable best efforts basis, for a proposed offering of the Company’s securities. Maxim is not obligated to purchase any securities and the terms of the offering have not been determined. Upon a closing, Maxim is entitled to a cash fee of seven percent of the gross cash proceeds, five percent of the proceeds from the exercise of any warrants issued in the placement and expense reimbursement of up to $35,000, and holds a twelve-month right of first refusal on future offerings.

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Results of Operations

Three months ended June 30, 2026, and 2025

	For the Three Months Ended June 30,
	2026	2025	$ Change
Net Revenue	$508,148	$459,286	$48,862
Cost of Goods Sold	297,564	306,989	(9,425)
Gross Profit	210,584	152,297	58,287

Operating Expenses:
General and Administrative	1,122,780	2,814,666	(1,691,886)
Sales and Marketing	283,968	474,851	(190,883)
Total Operating Expenses	1,406,748	3,289,517	(1,882,769)

Operating Loss	(1,196,164)	(3,137,220)	1,941,056
Interest Expense	11,718	16,448	(4,730)

Net Loss	$(1,207,882)	$(3,153,668)	$1,945,786

During the three months ended June 30, 2026 and 2025, the Company generated net revenue of $508,148 and $459,286, respectively, an increase of $48,862. Nature-Cide revenue increased $103,201, to $398,670 (2026) from $295,469 (2025), while Thermal-Aid decreased $40,767 to $108,767 (2026) from $149,534 (2025) and Malibu Brands decreased $13,572 to $711 (2026) from $14,283 (2025). Cost of goods sold was $297,564 (2026) and $306,989 (2025), a decrease of $9,425 on higher sales, and gross profit was $210,584 (2026) and $152,297 (2025). Gross margin improved to 41.4% from 33.2%.

During the three months ended June 30, 2026 and 2025, the Company incurred total operating expenses of $1,406,748 and $3,289,517, respectively, a decrease of $1,882,769. General and administrative expenses were $1,122,780 (2026) and $2,814,666 (2025). The decrease is principally the absence of the $1,923,000 of consulting expense settled in 641,000 shares of common stock recorded in the 2025 quarter; share-based compensation in the 2026 quarter was $159,978. Sales and marketing expenses were $283,968 (2026) and $474,851 (2025), reflecting lower advertising and promotion.

The Company recorded interest expense of $11,718 and $16,448 during the three months ended June 30, 2026 and 2025, respectively. There was no provision or benefit for income taxes in either period.

The net loss for the three months ended June 30, 2026 was $1,207,882, compared to a net loss of $3,153,668 for the three months ended June 30, 2025, an improvement of $1,945,786.

Six months ended June 30, 2026, and 2025

	For the Six Months Ended June 30,
	2026	2025	$ Change
Net Revenue	$1,030,263	$885,520	$144,743
Cost of Goods Sold	734,212	633,746	100,466
Gross Profit	296,051	251,774	44,277

Operating Expenses:
General and Administrative	7,263,540	3,643,353	3,620,187
Sales and Marketing	671,128	718,398	(47,270)
Total Operating Expenses	7,934,668	4,361,751	3,572,917

Operating Loss	(7,638,617)	(4,109,977)	(3,528,640)
Interest Expense	23,411	28,079	(4,668)

Net Loss	$(7,662,028)	$(4,138,056)	$(3,523,972)

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During the six months ended June 30, 2026 and 2025, the Company generated net revenue of $1,030,263 and $885,520, respectively, an increase of $144,743, or 16.3%. Nature-Cide revenue increased $165,763, to $646,845 (2026) from $481,082 (2025), while Thermal-Aid decreased $4,930 to $381,471 (2026) from $386,401 (2025) and Malibu Brands decreased $16,090 to $1,947 (2026) from $18,037 (2025). Cost of goods sold was $734,212 (2026) and $633,746 (2025), and gross profit was $296,051 (2026) and $251,774 (2025). Gross margin was essentially unchanged at 28.7% compared to 28.4%.

During the six months ended June 30, 2026 and 2025, the Company incurred total operating expenses of $7,934,668 and $4,361,751, respectively, an increase of $3,572,917. The increase is almost entirely non-cash. General and administrative expenses were $7,263,540 (2026) and $3,643,353 (2025); share-based compensation on the January and March 2026 option grants was $5,079,220 (2026) compared to $3,624 (2025), and the 2025 period instead carried $1,923,000 of consulting expense settled in 641,000 shares of common stock. Excluding both, general and administrative expenses were $2,184,320 (2026) and $1,716,729 (2025), an increase of $467,591, or 27.2%. Sales and marketing expenses were $671,128 (2026) and $718,398 (2025), a decrease of $47,270 reflecting lower advertising and promotion of $509,342 (2026) compared to $553,875 (2025).

The Company recorded interest expense of $23,411 and $28,079 during the six months ended June 30, 2026 and 2025, respectively, reflecting lower interest on the related party line of credit of $19,430 (2026) compared to $22,248 (2025). There was no provision or benefit for income taxes in either period.

The net loss for the six months ended June 30, 2026 was $7,662,028, compared to a net loss of $4,138,056 for the six months ended June 30, 2025, an increase of $3,523,972. The increase is non-cash. The swing in equity compensation alone - $5,079,220 of share-based compensation in the 2026 period compared to $1,923,000 of consulting shares and $3,624 of option expense in the 2025 period - is $3,152,596. The remainder is $467,591 of higher underlying general and administrative expense, partly offset by higher gross profit and lower sales and marketing and interest expense.

Currently our operating costs exceed revenue because revenue is growing at a slower pace than anticipated. We cannot assure you when or if revenue will exceed operating costs.

Liquidity and Capital Resources

As of June 30, 2026, we had total current assets in the amount of $2,987,533, consisting of $1,499,141 in cash, $238,442 in net accounts receivables, $147,284 in prepaid expenses and other current assets, and $1,102,666 in inventory.

During the six months ended June 30, 2026, we used $2,723,485 of cash for operating activities as compared to $2,398,040 in the six months ended June 30, 2025.

There was no cash used in investing activities during the six months ended June 30, 2026, as compared to $637 for the purchase of equipment in the six months ended June 30, 2025.

Cash provided by financing activities during the six months ended June 30, 2026 was $3,952,547. Of this amount, $3,889,744 was related to the issuance of shares of common stock and $71,413 to borrowings under the line of credit, offset by $8,610 of debt repayment. Cash provided by financing activities in the six months ended June 30, 2025 was $2,649,944.

Going Concern. Our history of net losses and negative cash flows from operations raises substantial doubt about our ability to continue as a going concern before consideration of management’s plans, and our financial statements for the year ended December 31, 2025 disclosed that substantial doubt. As of June 30, 2026, we had cash of $1,499,141 and working capital of $1,770,896, and the $499,617 outstanding under our related party line of credit is not due until April 13, 2028. Absent any other financing, our cash on hand and the $924,000 of net proceeds from our private placement received between July 1, 2026 and September 18, 2026, together with the $5,010,000 to be received at the initial closing under our Securities Purchase Agreement with Streeterville Capital, LLC, are expected to fund our operations through October 31, 2027. Considering these resources, the $924,000 of net proceeds from our private placement received between July 1, 2026 and September 18, 2026 and the funding expected at the closing under our Securities Purchase Agreement with Streeterville Capital, LLC, our cash flow forecast indicates that we will have sufficient liquidity to meet our obligations for at least fifteen months from June 30, 2026, and management has concluded that its plans alleviate the substantial doubt. Funding under the Securities Purchase Agreement occurs only if our common stock is listed on our principal market and the other conditions to closing are satisfied. If the listing does not occur, or occurs later than we expect, or that funding is not received, we would need to obtain other financing, which may not be available on acceptable terms or at all. See Note 2 to our unaudited condensed consolidated financial statements.

We will have additional capital requirements during the remainder of 2026 and 2027. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through an offering of securities on Form 1-A, as well as private placements from accredited investors.

Line of Credit

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Applicable Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate (6.75% as of each of June 30, 2026 and December 31, 2025). At no time will the rate be lower than five and one quarter (5.25%) percent per annum. The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing. The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee. Crestmark name has changed to Pathward Bank.

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As of June 30, 2026, and December 31, 2025, the outstanding balance was $169,189 and $97,776, respectively.

Line of Credit – Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers, Matthew Mills and Jennifer Mills (collectively the “Lenders”). The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. As originally executed, the amount outstanding on the Line of Credit Agreement was due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. The Line of Credit Agreement is supported by issuance of a Promissory Note to the Lenders for any amounts advanced thereunder.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On August 1, 2023, Med-X and the Lenders amended the Line of Credit Agreement such that Maturity was the earlier of (a) the effective date the Company lists on a public stock exchange or (b) on demand upon thirty (30) days written notice by the Lenders. Effective April 13, 2026, Med-X and the Lenders further amended the obligation so that the entire principal indebtedness, together with all accrued and unpaid interest, is due and payable in full on April 13, 2028. On September 8, 2026, the Company and the Lenders entered into a Third Amendment to Promissory Note and Line of Credit Agreement, which restates the definition of Maturity Date in the Line of Credit Agreement as April 13, 2028 and limits voluntary prepayment before that date. The Company may prepay the outstanding principal in whole or in part prior to maturity, without premium or penalty, only if all principal, accrued interest, fees and other amounts then due and payable to Streeterville Capital, LLC have been paid in full and the Company determines in good faith, evidenced by a written certification of its Chief Financial Officer, that the prepayment would not reasonably be expected to cause, contribute to or exacerbate substantial doubt regarding its ability to continue as a going concern for the twelve months following the prepayment and would not materially impair its ability to pay its obligations as they become due. These restrictions apply only to voluntary prepayments before the Maturity Date and do not change the Maturity Date. As of both June 30, 2026 and December 31, 2025, the Company has drawn $499,617 against the Line of Credit Agreement and incurred interest expenses of $19,430 and $22,248, for the six months ended June 30, 2026 and 2025, respectively. Interest expense on the Line of Credit Agreement for the three months ended June 30, 2026 and 2025 was $9,774 and $13,757, respectively. Included in accounts payable as of June 30, 2026 and as of December 31, 2025 are interest payable of $5,695 and $5,805, respectively. As a result of the April 13, 2026 amendment, the $499,617 of principal outstanding is classified as a non-current liability as of June 30, 2026; the corresponding balance as of December 31, 2025 remains classified as a current liability. Additionally, the Promissory Note is a debt obligation and does not include any conversion features. The outstanding balance under the Promissory Note will not be converted into shares of the Company’s common stock in connection with any proposed listing of the Company’s shares or otherwise.

Securities Purchase Agreement – Streeterville Capital, LLC

On September 16, 2026, we entered into a Securities Purchase Agreement with Streeterville Capital, LLC under which the investor has committed to purchase up to $30,000,000 of our Series B Convertible Preferred Stock. At the closing, which occurs on the date our common stock is first listed on our principal market, we will issue 5,000 shares of Series B Convertible Preferred Stock, a warrant to purchase shares of common stock and commitment shares, in consideration of $5,010,000, less a $25,000 transaction expense payable to the investor at closing. The Series B Convertible Preferred Stock has a stated value of $1,086.96 per share, accrues a return of eight percent per annum compounding daily, ranks senior to our common stock and is convertible into common stock as described in the notes to our financial statements. Before the closing, we are required to seek stockholder approval of the issuance of all shares of Series B Convertible Preferred Stock issuable under the full $30,000,000 commitment and of the issuance of common stock in excess of the exchange cap under Nasdaq Listing Rule 5635(d) on conversion of those shares, on exercise of the warrant and as commitment shares. Receipt of that approval is a condition to the investor’s obligation at the closing, which the investor may waive in its sole discretion, and unless the approval is obtained or the exchange cap is otherwise inapplicable, the total number of shares of common stock we may issue to the investor on conversion of the Series B Convertible Preferred Stock, on exercise of the warrant and as commitment shares may not exceed the exchange cap. Additional purchases during the two-year commitment period are at our request and remain subject to the conditions in the agreement, including effectiveness of a registration statement covering the underlying common stock and the stockholder approval described above. No funds are advanced unless and until the listing occurs, and we can give no assurance that the listing will occur or that the remaining conditions to funding will be satisfied. In addition, under the September 8, 2026 amendment described above, we may not prepay the related party line of credit before maturity unless all amounts then due and payable to Streeterville Capital, LLC have been paid in full and our Chief Financial Officer provides the certification described above.

Placement Agency Agreement – Maxim Group LLC

On September 15, 2026, we entered into a Placement Agency Agreement with Maxim Group LLC, under which Maxim will act as our exclusive lead placement agent, on a reasonable best efforts basis, in connection with a proposed offering of our securities. The agreement does not commit Maxim to purchase any securities or commit us to issue any securities, and the size, pricing and other terms of any offering have not been determined. Upon a closing, we will pay Maxim a cash fee equal to seven percent of the aggregate gross cash proceeds we receive on the closing date from the sale of securities and five percent of the proceeds we receive upon the exercise of any warrants issued in the placement, and will reimburse up to $35,000 of its documented out-of-pocket expenses, in each case out of the gross proceeds at closing. We also granted Maxim a right of first refusal for twelve months following the closing date on future equity, equity-linked and debt offerings, other than commercial bank debt. We can give no assurance that any placement will be completed or that additional financing will be available on acceptable terms or at all.

Without additional proceeds from private placements and both pending and current offerings we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the Company satisfies each performance obligation.

The Company generates revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Segment Information

Operating segments are comprised of the components of an entity in which separate information is available for evaluation by the Company’s chief operating decision maker, or group of decision makers, in determining how to allocate resources in evaluating performance. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The accounting policies for our product lines include revenue recognition applicable to both wholesale and retail (on-line) product sales and revenue is recognized in full at the time of the transfer of goods. The CODM evaluates the performance of the single operating segment based on the Company’s net income (loss) as reported in the Statements of Operations and allocates resources based on consumer demand for product lines, expected marketing costs to engage consumers and underlying costs of products sold. The Company’s segment assets, including inventory and intangible assets, are reported on the Balance Sheets.

The CODM reviews performance based on gross profit, operating profit, and net earnings. Operating profit is reviewed to monitor the operating and administrative expenses of the Company. Profitability is important to the Company’s ability to grow and expand operations and strategic initiatives. Accordingly, the CODM considers operating expenses, and other income (expenses) of our single operating segment as reported on the statement of operations and considers our current and total assets as recorded on the balance sheet. There are no additional expenses or asset information that are supplemental to those disclosed in these consolidated financial statements that are regularly provided to the CODM.

Stock Based Compensation Expense

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock issued to third-party consultants is recorded at the estimated grant date fair value of the underlying common stock.

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ITEM 2. OTHER INFORMATION

On June 1, 2026, the Company’s Board of Directors approved, by unanimous written consent, an amendment to the Company’s Articles of Incorporation to effect a 1-for-2 reverse stock split of the Company’s issued and outstanding common stock (the “Reverse Split”). The Reverse Split is intended to become effective following the effectiveness of the Company’s planned registration statement and prior to the anticipated listing of the Company’s common stock on the Nasdaq Global Market. The Reverse Split had not become effective as of June 30, 2026 and has not been retroactively applied to the share and per share data included herein. The Reverse Split will not modify the authorized capital of the Company.

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share.

During the six months ended June 30, 2026, the Company sold 306,544 shares of common stock at $4.00 per share in its Tier 2 Regulation A+ offering and 1,332,951 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $3,889,744, net of offering costs.

On March 5, 2026, the Company issued 125,000 shares of common stock in settlement of the $375,000 liability for unissued shares outstanding at December 31, 2025. The Company had 25,701,539 shares of common stock issued and outstanding as of June 30, 2026, compared to 23,937,044 shares as of December 31, 2025.

The Company did not issue shares of common stock for consulting services during the six months ended June 30, 2026.

Between July 1, 2026 and September 18, 2026, the Company sold 402,666 shares of common stock at $3.00 per share in its private placement with net proceeds of $924,000.

On August 5, 2026, the Share Purchase Agreement dated August 5, 2021 among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, the “GEM Parties”) expired or terminated by its terms. On August 26, 2026, the Company entered into a Settlement Agreement and Mutual Release with the GEM Parties relating to that Share Purchase Agreement and the related warrant and registration rights agreement, under which the Company will pay the GEM Parties $400,000, solely in cash, upon the earlier of the first date on which the Company’s common stock is listed, quoted or admitted to trading on a public marketplace and the closing of an alternative transaction, in each case as defined in the Settlement Agreement. No securities are being issued in connection with the Settlement Agreement. See Note 13 to the accompanying condensed consolidated financial statements.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this report and future filings.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semi-annual condensed consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-K for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

 The Form 1-SA was not reviewed by our independent registered public accounting firm, Cherry Bekaert LLP.

10

MED-X, INC. Condensed Consolidated Balance Sheets

	June 30, 2026	December 31, 2025
	(unaudited)
ASSETS
Current Assets:
Cash & Cash Equivalents	$1,499,141	$270,079
Accounts Receivable, net	238,442	128,344
Inventory	1,102,666	960,506
Prepaids and Other Current Assets	147,284	208,654
Total Current Assets	2,987,533	1,567,583

Property and Equipment, net	130,975	141,569
Right-of-Use Operating Lease Asset	1,711,363	1,883,195
Intangible Assets	1,004	1,904
Security Deposit	54,624	54,624
Total Assets	$4,885,499	$3,648,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$691,572	$670,817
Line of Credit	169,189	97,776
Line of Credit Agreement, related party	-	499,617
Liability for Unissued Shares	-	375,000
Current Portion of Note Payable	18,384	17,602
Current Portion of Lease Liability	337,492	317,520
Total Current Liabilities	1,216,637	1,978,332

Line of Credit Agreement, related party	499,617	-
Note Payable, net of current portion	67,867	77,259
Lease Liability, net of current portion	1,400,815	1,574,657
Total Liabilities	3,184,936	3,630,248

STOCKHOLDERS’ EQUITY
Common Stock: $0.001 par value, 300,000,000 shares authorized. 25,701,539 and 23,937,044 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.	25,701	23,937
Preferred Stock: 5,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding	10	10
Additional Paid in Capital	57,057,748	47,715,548
Accumulated Deficit	(55,382,896)	(47,720,868)
Total Stockholders’ Equity	1,700,563	18,627
Total Liabilities and Stockholders’ Equity	$4,885,499	$3,648,875

See accompanying notes to unaudited condensed consolidated financial statements.

11

MED-X, INC.
Condensed Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net Revenue	$508,148	$459,286	$1,030,263	$885,520
Cost of Goods Sold	297,564	306,989	734,212	633,746
Gross Profit	210,584	152,297	296,051	251,774

Operating Expenses:
General and Administrative	1,122,780	2,814,666	7,263,540	3,643,353
Sales and Marketing	283,968	474,851	671,128	718,398
Total Operating Expenses	1,406,748	3,289,517	7,934,668	4,361,751

Operating Loss	(1,196,164)	(3,137,220)	(7,638,617)	(4,109,977)

Interest Expense	11,718	16,448	23,411	28,079
Loss Before Provision for Income Taxes	(1,207,882)	(3,153,668)	(7,662,028)	(4,138,056)
Provision/(Benefit) for Income Taxes	-	-	-	-
Net Loss	$(1,207,882)	$(3,153,668)	$(7,662,028)	$(4,138,056)

Net (Loss) per Share – basic and diluted	$(0.05)	$(0.15)	$(0.31)	$(0.19)

Weighted Average Shares Outstanding – basic and diluted	25,247,067	21,747,227	24,849,554	21,303,784

See accompanying notes to unaudited condensed consolidated financial statements.

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MED-X, INC. Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

					Additional		Total
	Common Stock		Preferred Shares		Paid In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance – December 31, 2025	23,937,044	$23,937	10,000	$10	$47,715,548	$(47,720,868)	$18,627
Issuance of Common Stock for Consulting Services	125,000	125	-	-	374,875		375,000
Stock Options, Stock-Based Compensation	-	-	-	-	4,919,242	-	4,919,242
Issuance of Common Stock for Cash, net of offering costs	855,273	855	-	-	1,884,884	-	1,885,739
Net Loss	-	-	-	-	-	(6,454,146)	(6,454,146)
Balance – March 31, 2026	24,917,317	24,917	10,000	10	54,894,549	(54,175,014)	744,462
Stock Options, Stock-Based Compensation	-	-	-	-	159,978	-	159,978
Issuance of Common Stock for Cash, net of offering costs	784,222	784	-	-	2,003,221	-	2,004,005
Net Loss	-	-	-	-	-	(1,207,882)	(1,207,882)
Balance – June 30, 2026	25,701,539	$25,701	10,000	$10	$57,057,748	$(55,382,896)	$1,700,563

					Additional		Total
	Common Stock		Preferred Shares		Paid In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2024	20,482,818	$20,483	10,000	$10	$40,618,236	$(40,760,495)	$(121,766)
Stock Options, Stock-Based Compensation	-	-	-	-	1,812	-	1,812
Issuance of Common Stock for Cash, net of offering costs	771,583	771	-	-	1,133,239	-	1,134,010
Net Loss	-	-	-	-	-	(984,388)	(984,388)
Balance – March 31, 2025	21,254,401	21,254	10,000	10	41,753,287	(41,744,883)	29,668
Stock Options, Stock-Based Compensation	-	-	-	-	1,812	-	1,812
Issuance of Common Stock for Consulting Services	641,000	641	-	-	1,922,359		1,923,000
Issuance of Common Stock for Cash, net of offering costs	693,280	694	-	-	1,445,314	-	1,446,008
Net Loss	-	-	-	-	-	(3,153,668)	(3,153,668)
Balance – June 30, 2025	22,588,681	$22,589	10,000	$10	$45,122,772	$(44,898,551)	$246,820

See accompanying notes to unaudited condensed consolidated financial statements.

13

MED-X, INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)

For The Six Months Ended June 30,	2026	2025

CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(7,662,028)	$(4,138,056)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization Expense	11,494	16,365
Non-cash Lease Accounting Adjustments	17,962	(41,315)
Consulting Expense, settled through stock issuance	-	1,923,000
Stock-Based Compensation Expense	5,079,220	3,624
Changes in operating assets and liabilities:
Accounts Receivable, net	(110,098)	(111,543)
Inventory	(142,160)	(195,230)
Prepaids and Other Current Assets	61,370	142,097
Accounts Payable	20,755	3,018
Net Cash Used in Operating Activities	(2,723,485)	(2,398,040)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	-	(637)
Net Cash Used In Investing Activities	-	(637)

CASH FLOW FROM FINANCING ACTIVITIES
Common Stock Issued for Cash, net of offering costs	3,889,744	2,580,018
(Repayment) on Debt	(8,610)	(7,894)
Borrowings - Line of Credit	71,413	77,820
Net Cash Provided by Financing Activities	3,952,547	2,649,944

Net Change in Cash and Cash Equivalents	1,229,062	251,267
Cash—Beginning of the Period	270,079	198,185
Cash—End of the Period	$1,499,141	$449,452

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Period for Interest	$23,411	$28,079
Cash Paid During the Period for Income Taxes	$-	$-
Cash Paid for Operating Lease Liabilities	$215,554	$206,572

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Common Stock Issued Related to Liability for Unissued Shares	$375,000	$-

See accompanying notes to unaudited condensed consolidated financial statements.

14

MED-X, INC. Notes to the Condensed Consolidated Financial Statements For The Three and Six Months Ended June 30, 2026 and 2025 (Unaudited)

1. NATURE OF OPERATIONS

Med-X, Inc. (“Med-X”) was incorporated on February 24, 2014, in the state of Nevada. Med-X has a wholly-owned subsidiary, Pacific Shore Holdings, Inc. (“PSH”), which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The consolidated financial statements of Med-X and PSH (which collectively may be referred to as the “Company”, “we”, “us”, or “our”), are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Canoga Park, California.

Med-X and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf, janitorial, hospitality, transportation and agriculture, and other agricultural applications, including use by legally operating hemp and cannabis cultivators where permitted by applicable law. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US).

The Company markets products under its Malibu Brands division, which currently includes its Pacific Pain Relief Cream, a topical product formulated with naturally derived ingredients. The product is offered primarily through the Company's e-commerce platform. The Malibu Brands product line currently consists of this product, and the Company may develop additional formulations in the future. Although the Company has explored product formulations that may include hemp-derived ingredients that are permissible under applicable law, the Company does not currently cultivate, distribute, manufacture, or sell cannabis or hemp products. The Company does not operate in the cannabis industry and does not directly participate in the cultivation, processing, distribution, or sale of cannabis or marijuana products. The Company also operates the MJT Network® through its online media platform, www.marijuanatimes.org, which publishes cannabis-related media content and generates revenue from advertisers and traffic optimization activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to U.S. GAAP.

Basis of Consolidation

The Company’s unaudited condensed consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all the normal recurring adjustments necessary to present fairly the financial position and results of operations as of and for the periods presented. The interim results are not necessarily indicative of the results to be expected for the full year or any future period.

Certain information and footnote disclosures normally included in the condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company believes that the disclosures are adequate to make the interim information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the Company’s Report on Form 1-K filed on April 24, 2026, for the years ended December 31, 2025 and 2024.

15

Use of Estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

Operating segments are comprised of the components of an entity in which separate information is available for evaluation by the Company’s chief operating decision maker, or group of decision makers, in determining how to allocate resources in evaluating performance. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The accounting policies for our product lines include revenue recognition applicable to both wholesale and retail (on-line) product sales and revenue is recognized in full at the time of the transfer of goods. The CODM evaluates the performance of the single operating segment based on the Company’s net loss as reported in the Statements of Operations and allocates resources based on consumer demand for product lines, expected marketing costs to engage consumers and underlying costs of products sold. The Company’s segment assets, including inventory and intangible assets, are reported on the Balance Sheets.

The CODM reviews performance based on gross profit, operating profit, and net earnings. Operating profit is reviewed to monitor the operating and administrative expenses of the Company. Profitability is important to the Company’s ability to grow and expand operations and strategic initiatives. Accordingly, the CODM considers operating expenses, and other expense of our single operating segment as reported on the statement of operations and considers our current and total assets as recorded on the balance sheet. There are no additional expenses or asset information that are supplemental to those disclosed in these consolidated financial statements that are regularly provided to the CODM.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In accordance with ASC 205-40, Presentation of Financial Statements – Going Concern, management evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these condensed consolidated financial statements were available to be issued.

The Company has a history of net losses and negative cash flows from operations and has funded its operations primarily through sales of its common stock. For the six months ended June 30, 2026, the Company incurred a net loss of $7,662,028, which includes $5,079,220 of non-cash stock-based compensation, and used $2,723,485 of cash in operating activities, and as of June 30, 2026, it had an accumulated deficit of $55,382,896. As of December 31, 2025, management concluded that these conditions raised substantial doubt about the Company’s ability to continue as a going concern. Before consideration of management’s plans, these conditions continue to raise substantial doubt.

In evaluating the significance of these conditions in relation to the Company’s ability to meet its obligations, management considered that, as of June 30, 2026, the Company had cash of $1,499,141 and working capital of $1,770,896. During the six months ended June 30, 2026, the Company raised net proceeds of $3,889,744 from sales of its common stock, and the maturity of the $499,617 of principal outstanding under the related party line of credit has been extended to April 13, 2028 (Notes 6 and 10). Management also considered the Company’s forecasted operating cash requirements and its conditional obligations, including the $400,000 payable to the GEM Parties upon a listing of the Company’s common stock (Note 13). Absent any other financing, the Company’s cash on hand, together with the $924,000 of net proceeds from its private placement received after June 30, 2026 and the $5,010,000 to be received at the initial closing under the Securities Purchase Agreement with Streeterville Capital, LLC described below, is expected to fund its forecasted operating cash requirements through October 31, 2027.

Management’s plans to address these conditions include the following. Between July 1, 2026 and September 18, 2026, the Company sold 402,666 shares of common stock in its private placement for net proceeds of $924,000. On September 16, 2026, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC under which the investor will purchase 5,000 shares of Series B Convertible Preferred Stock, together with a warrant and commitment shares, for $5,010,000 at the closing, which occurs on the date the Company’s common stock is first listed on its principal market, subject to the conditions described in Note 13; additional purchases, up to $30,000,000 in total, are at the Company’s request and subject to further conditions. The $5,010,000 to be received at the initial closing under the Securities Purchase Agreement, and the availability of additional purchases up to $30,000,000, are contingent on the Company’s common stock first being listed on its principal market; the Company will not receive these proceeds prior to that listing. Management believes the listing is probable of occurring in the near-term based on the resolution of the SEC review process and the pendency of the Company’s listing application with Nasdaq. Because the Company’s common stock will be listed through a direct listing rather than an underwritten public offering, the listing does not depend on marketing an offering or building a book of investors, which management believes removes significant execution risk associated with that process. Management’s cash flow forecast, which reflects the Company’s working capital, the proceeds received after June 30, 2026, the funding expected at the closing under the Securities Purchase Agreement and the Company’s forecasted operating cash requirements, indicates that the Company is expected to have sufficient liquidity to meet its obligations as they become due for at least one year after the date these condensed consolidated financial statements were available to be issued. Management believes it is probable that these plans will be effectively implemented and that, when implemented, they will mitigate the conditions described above. Accordingly, management has concluded that its plans alleviate the substantial doubt about the Company’s ability to continue as a going concern.

16

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company did not recognize any impairment loss for the three and six months ended June 30, 2026 and 2025.

Concentration of Credit Risk

Customer Concentrations

During the three months ended June 30, 2026, the Company earned 68% of net revenue from 3 customers and during the three months ended June 30, 2025, the Company earned 74% of net revenue from 3 customers. During the six months ended June 30, 2026, the Company earned 40% of net revenue from three customers and during the six months ended June 30, 2025, the Company earned 37% of net revenue from two customers.

Supplier Concentrations

During the three months ended June 30, 2026 and 2025, the Company made purchases from one major supplier that accounted for 82% and one major supplier that accounted for 71% of cost of goods, respectively. During the six months ended June 30, 2026 and 2025, the Company made purchases from one major supplier that accounted for 70% and two major suppliers that accounted for 80% of cost of goods, respectively.

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines for the three and six months ended June 30, 2026 and 2025 are set out below:

Revenue by Product
	Three Months Ended June 30,
	2026 $	2026%	2025 $	2025%

Nature-Cide	$398,670	78.5%	$295,469	64.3%
Thermal-Aid	108,767	21.4%	149,534	32.6%
Malibu Brands	711	0.1%	14,283	3.1%
TOTAL	$508,148	100.0%	$459,286	100.0%

Revenue by Product
	Six Months Ended June 30,
	2026 $	2026%	2025 $	2025%

Nature-Cide	$646,845	62.8%	$481,082	54.4%
Thermal-Aid	381,471	37.0%	386,401	43.6%
Malibu Brands	1,947	0.2%	18,037	2.0%
TOTAL	$1,030,263	100.0%	$885,520	100.0%

17

The following table reflects disaggregated revenue by sales channel for the three and six months ended June 30:

Revenue by Channel — Three Months Ended June 30
	2026 $	2025 $

Ecommerce/Online	$172,693	$185,668
Distributors	335,455	273,618
TOTAL	$508,148	$459,286

Revenue by Channel — Six Months Ended June 30
	2026 $	2025 $

Ecommerce/Online	$468,867	$437,323
Distributors	561,396	448,197
TOTAL	$1,030,263	$885,520

Revenue by product and by channel above is presented on the same net revenue basis as the condensed consolidated statements of operations and includes shipping revenue, other revenue and discounts allocated across the product lines and channels.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the three months ended June 30, 2026 and 2025 amounted to $224,765 and $383,156, respectively. Advertising and promotional expenses for the six months ended June 30, 2026 and 2025 amounted to $509,342 and $553,875, respectively, which is included in sales and marketing expenses on the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense rateably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock issued to third-party consultants is recorded at the estimated grant date fair value of the common stock, as determined by recent sales to third parties.

Basic and Diluted Net Loss Per Share

Basic and diluted loss per share (“EPS”) amounts in the unaudited condensed consolidated financial statements are computed in accordance with ASC 260-10, Earnings Per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the three and six months ended June 30, 2026, there were 4,270,695 potentially anti-dilutive shares as a result of outstanding stock options and share purchase warrants. During the three and six months ended June 30, 2025, there were 265,400 potentially anti-dilutive shares as a result of outstanding stock options and share purchase warrants.

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Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company’s effective tax rate differs from statutory rates due to an increase in the valuation allowance. A full valuation allowance has been set against its net deferred tax assets as of June 30, 2026 and December 31, 2025.

Recently Issued Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, to require additional disclosures of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its condensed consolidated financial statement disclosures.

3. INVENTORY

Inventory consists of the following items as of:

	June 30, 2026	December 31, 2025
Raw Materials	$660,707	$547,987
Finished Goods	441,959	412,519
Total Inventory	$1,102,666	$960,506

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items as of:

	June 30, 2026	December 31, 2025
Advances to Suppliers	$69,807	$22,500
Prepaid Rent	17,963	17,963
Escrow account	47,884	150,629
Other Current Assets	11,630	17,562
Total Prepaids and Other Current Assets	$147,284	$208,654

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Accounts payable and accrued liabilities consists of the following items:

	June 30, 2026	December 31, 2025
Accounts Payable	$369,985	$380,694
Credit Cards	60,011	31,736
Accrued Employee Compensation	188,276	184,362
Other Payroll Liabilities	73,300	74,025
Total Accounts Payable and Accrued Liabilities	$691,572	$670,817

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following items as of:

	June 30, 2026	December 31, 2025
Buildings & Improvements	$337,806	$337,806
Furniture & Equipment	328,908	328,908
Software and Website	166,514	166,514
Vehicles	237,184	237,184
Property and Equipment, at cost	1,070,412	1,070,412
Accumulated Depreciation	(939,437)	(928,843)
Property and Equipment, Net	$130,975	$141,569

Depreciation expenses for property and equipment for the three months ended June 30, 2026 and 2025 were in the amount of $5,297 and $7,732, respectively. Depreciation expenses for property and equipment for six months ended June 30, 2026 and 2025 were in the amount of $10,594 and $15,465, respectively, and is included in general and administrative expense on the accompanying condensed consolidated statements of operations.

6. CREDIT FACILITIES

Line of Credit

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Applicable Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate (6.75% as of each of June 30, 2026 and December 31, 2025). At no time will the rate be lower than five and one quarter (5.25%) percent per annum. The Loan Agreement provides the lender with a security interest in substantially all assets of the Company. The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

As of June 30, 2026, and December 31, 2025, the outstanding balance was $169,189 and $97,776, respectively.

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers (collectively the “Lenders”). The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. As originally executed, the amount outstanding on the Line of Credit Agreement was due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. The Line of Credit Agreement is supported by issuance of a Promissory Note to the Lenders for any amounts advanced thereunder.

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On August 1, 2023, Med-X and the Lenders amended the Line of Credit Agreement such that Maturity was the earlier of (a) the effective date the Company lists on a public stock exchange or (b) on demand upon thirty (30) days written notice by the Lenders. Effective April 13, 2026, Med-X and the Lenders further amended the obligation so that the entire principal indebtedness, together with all accrued and unpaid interest, is due and payable in full on April 13, 2028. Neither the Promissory Note as originally issued nor any amendment provides for conversion of the obligation into equity, and the Promissory Note is a debt obligation that does not include any conversion features in any period presented. Because the obligation matures on April 13, 2028, the $499,617 of principal outstanding is presented as a non-current liability as of June 30, 2026; the corresponding balance as of December 31, 2025, when the obligation was payable on demand, is presented as a current liability.

7. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expired October 14, 2025. The Company renewed its lease for an additional five-year term which expires October 14, 2030. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $35,926 to $41,913 and contain escalation clauses. Rent expense is generally recognized on a straight-line basis over the lease term under ASC Topic 842.

The weighted average lease term for the Company’s operating leases as of June 30, 2026, and December 31, 2025 was 4.25 years and 4.75 years, respectively.

The weighted average discount rate used for operating leases is 6.75%, based on the Company’s incremental borrowing rate.

Minimum future lease payments under non-cancellable operating leases as of June 30, 2026, are as follows:

For The Year Ended December 31,
Remainder of 2026	$220,044
2027	453,560
2028	471,524
2029	489,486
2030	377,219
2,011,833
Less: Present Value Discount	(273,526)
Total	1,738,307
Less: current portion	(337,492)
Lease Liability, net of current portion	$1,400,815

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Shares issued during the six months ended June 30, 2026

On March 5, 2026 the Company issued 125,000 shares to a consultant in order to retire a liability for unissued shares accrued on the Company's balance sheet at December 31, 2025 in the amount of $375,000.

During the six months ended June 30, 2026, the Company sold 306,544 shares of common stock at $4.00 per share in its Tier 2 Reg A+ Offering with net proceeds of $1,132,813.

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During the six months ended June 30, 2026, the Company sold 1,332,951 shares of common stock at $3.00 per share in its private placement with net proceeds of $2,756,931.

Shares issued during the six months ended June 30, 2025

In May 2024 the Company launched a Regulation CF Crowdfunding, offering shares of common stock at $3.00 per share. During the six months ended June 30, 2025, the Company issued 285,947 shares of common stock under this offering and received proceeds of $532,538, net of offering costs. On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

During the six months ended June 30, 2025, the Company sold 937,250 shares of common stock at $2.00 per share under a private placement offering memorandum. The Company also sold 241,666 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $2,047,480, net of offering costs.

During the six months ended June 30,2025, the Company also issued 641,000 shares of common stock for consulting services valued at $1,923,000 or $3 per share.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares at a par value of $0.001. As of June 30, 2026 and December 31, 2025, 10,000 shares of preferred stock have been issued and are outstanding, which have been designated as Series A Super Voting Preferred Stock. The Series A Super Voting Preferred Stock has nominal economic rights (i.e. no conversion right, no dividend rights and no liquidation preference) but do confer Matthew Mills 51% voting control of the Company. The Preferred Stock also has redemption rights, in which the shares of the Preferred Stock shall be automatically, and without any required action by the Company or the holders thereof, redeemed by the Company at their par value on the first to occur of the following trigger events: (i) on the date Matthew Mills ceases, for any reason, to serve as officer, director or consultant of the Company, or (ii) on the date that the Company’s shares of common stock first trade on any national securities exchange, provided, however, that (a) the listing rules of any such exchange prohibit preferential voting rights of a class of the Company, or (b) listing on any such national securities exchange is conditioned upon the elimination of the preferential voting rights of the Series A Preferred Stock set forth in our Certificate of Designation. For the sake of clarity, the only rights designated to the series A super voting Preferred Stock are voting rights.

9. SHARE-BASED COMPENSATION

Stock Options

Effective January 2, 2026, the Board of Directors approved the 2026 Option Incentive Plan (the “Plan”) which provides for the grant of up to 10,000,000 shares of common stock. In addition, the Board of Directors approved 1,765,000 options for exercise at $3.00 per share and a term of ten years to be issued to officers, directors, employees and consultants. Of the options granted 930,000 were fully vested on date of grant, 825,000 vested as to 30% on the date of grant with the balance vesting on the second anniversary of grant date and 10,000 vest in full on the first anniversary of date of grant. Concurrently the Board of Directors approved 900,000 fully vested options for exercise at $3.30 per share to be issued to two executive officers with a five-year term.

On March 17, 2026, the Board of Directors approved the grant of an additional 900,000 fully vested options under the Plan with a term of five years to two executive officers of the Company, for exercise at $3.30 per share. Concurrently the Board of Directors approved the grant of a further 700,000 options with a term of ten years to officers of which 500,000 were fully vested on date of grant and the remaining 200,000 options vested as to 30% on the date of grant with the balance vesting on the second anniversary of grant date.

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A summary of the Company’s stock option activity and related information is as follows:

		Summary of Stock Options Outstanding
	Total Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2025	-	$-	-
Exercisable as of December 31, 2025	-	-	-
Granted	4,265,000	3.13	7.89
Exercised	-	-	-
Forfeited, canceled, or expired	-	-	-
Outstanding as of June 30, 2026	4,265,000	3.13	7.48
Exercisable as of June 30, 2026	3,537,500	3.10	6.89

A summary of the activity related to vested and unvested stock option units granted is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)

Balance – December 31, 2025, unvested	-	$-	$-	-
Options issued	4,265,000	3.13	1.43	7.89
Options vested	(3,537,500)	3.10	1.37	7.13
Forfeited, canceled, or expired	-	-	-	-
Balance – June 30, 2026, unvested	727,500	$3.00	$1.74	9.55

The Company valued options issued in January and March 2026 using the Black-Scholes option pricing model utilizing expected volatility between 57.6% and 60.4%, risk-free interest rates between 3.74% and 4.19%, no expected dividend yield, and expected terms ranging from 2.5 years to 6.0 years. Expected terms were determined using the simplified method in accordance with SEC Staff Accounting Bulletin guidance applicable to share option awards. Certain incentive stock options issued to executive officers holding more than 10% voting control were subject to a maximum contractual term of five years pursuant to Internal Revenue Code requirements applicable to 10% shareholders, which resulted in shorter expected terms utilized in the valuation model. The estimated fair value of the options ranged from approximately $1.10 to $1.74 per option.

The Company recorded share-based compensation expense of $5,079,220 and $3,624 during the six months ended June 30, 2026 and 2025, respectively, which is included in general and administrative in the consolidated income statements. The Company recorded share-based compensation expense of $159,978 and $1,812 during the three months ended June 30, 2026 and 2025, respectively. Unamortized compensation expense associated with unvested options was $1,016,753 as of June 30, 2026. The weighted average period over which these costs are expected to be recognized is approximately 1.61 years.

The aggregate intrinsic value of the options as of June 30, 2026, and December 31, 2025 was $0.

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Warrants

A summary of the Company’s warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2025	17,587	$9.60	0.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(11,892)	9.60	-
Outstanding at June 30, 2026	5,695	$9.60	1.21

The aggregate intrinsic value of the warrants as of June 30, 2026, and December 31, 2025 is $0.

10. RELATED PARTY TRANSACTIONS

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) providing for advances as needed up to a maximum of $500,000 for working capital with two of its executive officers, Matthew Mills and Jennifer Mills. As amended effective April 13, 2026, the entire principal indebtedness, together with all accrued and unpaid interest, is due and payable in full on April 13, 2028, and the Company may prepay the outstanding principal at any time prior to maturity without premium or penalty.

As of both June 30, 2026 and December 31, 2025, the Company has drawn $499,617 against the Line of Credit Agreement and incurred interest expenses of $19,430 and $22,248, for the six months ended June 30, 2026 and 2025, respectively. Interest expense on the Line of Credit Agreement for the three months ended June 30, 2026 and 2025 was $9,774 and $13,757, respectively. Included in accounts payable as of June 30, 2026 and as of December 31, 2025 are interest payable of $5,695 and $5,805, respectively. The $499,617 of principal outstanding is classified as a non-current liability as of June 30, 2026 and as a current liability as of December 31, 2025.

License Agreement

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license from Matthew Mills, the Company’s CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr. Morton I. Hyson, M.D., P.C., a former director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. The patents (1) Device and Method for Treatment of Headache - 5,700,238 (Expired December 23, 2017), (2) Medicated Wrap - 6,313,370 (Expired November 6, 2021), and (3) Medicated Wrap - 7,186,260 (Expired March 6, 2022) have all since expired and we are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

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Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

12. OTHER EVENTS

On June 1, 2026, the Board of Directors of Med-X, Inc. approved, by unanimous written consent, an amendment to the Company’s Articles of Incorporation to effect a 1-for-2 reverse stock split of the Company’s issued and outstanding common stock (the “Reverse Split”). This unanimous written consent also rescinded the May 8, 2026 unanimous written consent regarding the 1-for-1.3 Reverse Split. The Reverse Split is intended to become effective following the effectiveness of the Company’s planned registration statement and prior to the anticipated listing of the Company’s common stock on the Nasdaq Global Market.

The Reverse Split has not yet become effective as of the date these financial statements were issued. Upon effectiveness, every 2 shares of issued and outstanding common stock will be automatically combined into one share of common stock, with proportional adjustments to outstanding equity awards and other convertible or exercisable securities, as applicable, in accordance with their governing terms. The Reverse Split will not modify the authorized capital of the Company.

13. SUBSEQUENT EVENTS

Between July 1, 2026 and September 18, 2026, the Company sold 402,666 shares of common stock at $3.00 per share in its private placement with net proceeds of $924,000.

On August 5, 2026, the Share Purchase Agreement dated August 5, 2021 among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, the “GEM Parties”) expired or terminated by its terms.

On August 26, 2026, the Company entered into a Settlement Agreement and Mutual Release with the GEM Parties relating to that Share Purchase Agreement and the related warrant and registration rights agreement (collectively, the “Prior GEM Documents”). Under the Settlement Agreement, the Company will pay the GEM Parties $400,000, solely in cash, upon the earlier of the first date on which the Company’s common stock is listed, quoted or admitted to trading on a public marketplace and the closing of an alternative transaction, in each case as defined in the Settlement Agreement. Upon receipt or deemed timely tender of that amount, the Prior GEM Documents, and all rights and obligations arising under or relating to them, including the warrant and the registration rights agreement, are terminated and released. No note, equity instrument, warrant or registration right is being issued in connection with the Settlement Agreement.

The Company’s payment obligation is conditioned on the occurrence of that listing or alternative transaction. If neither has occurred on or before August 26, 2027, the GEM Parties may terminate the Settlement Agreement, in which case no payment is due and the terminations and releases do not become effective; if a listing or alternative transaction occurs within twelve months after such termination, the $400,000 remains payable in cash within five business days. From the date the payment obligation arises until payment is received, the GEM Parties have agreed not to exercise or transfer the warrant or the registration rights agreement.

On September 8, 2026, the Company and the Lenders, Matthew Mills and Jennifer Mills, two of the Company’s executive officers, entered into a Third Amendment to Promissory Note and Line of Credit Agreement. The amendment restates the definition of Maturity Date in the Line of Credit Agreement as April 13, 2028, consistent with the April 13, 2026 amendment to the Promissory Note, and permits voluntary prepayment before that date only if all amounts then due and payable to Streeterville Capital, LLC have been paid in full and the Company’s Chief Financial Officer certifies in writing that the prepayment would not reasonably be expected to cause, contribute to or exacerbate substantial doubt regarding the Company’s ability to continue as a going concern for the twelve months following the prepayment. The amendment does not change the principal amount outstanding, the interest rate or the Maturity Date, and had no effect on the amounts recognized in these unaudited condensed consolidated financial statements. See Note 6 and Note 10.

On September 16, 2026, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC providing for the purchase of up to $30,000,000 of the Company’s Series B Convertible Preferred Stock. At the closing, which occurs on the date the Company’s common stock is first listed on its principal market, the Company will issue to the investor 5,000 shares of Series B Convertible Preferred Stock, a warrant to purchase shares of common stock and a number of commitment shares equal to one percent of the $30,000,000 commitment amount divided by the Nasdaq valuation price, in consideration of $5,010,000, of which $5,000,000 is allocated to the preferred shares and $10,000 to the warrant, less a $25,000 transaction expense payable to the investor at closing. Before the closing, the Company is required to seek stockholder approval of the issuance of all Series B Convertible Preferred Stock issuable under the full commitment and of common stock issuable in excess of the exchange cap under Nasdaq Listing Rule 5635(d), and receipt of that approval is a condition to the closing. Additional purchases of Series B Convertible Preferred Stock during the commitment period are at the Company’s request and are subject to the conditions set forth in the agreement, including effectiveness of a registration statement covering the underlying common stock and that stockholder approval.

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On September 16, 2026, the Board of Directors designated 40,000 shares of preferred stock as Series B Convertible Preferred Stock, par value $0.001 per share, with a stated value of $1,086.96 per share. The Series B Convertible Preferred Stock accrues a return of eight percent per annum, compounding daily and payable quarterly in cash or in additional shares of Series B Convertible Preferred Stock, ranks senior to the common stock as to dividends and on liquidation, does not participate in dividends paid on the common stock, and is convertible into common stock at the Nasdaq valuation price, subject to a floor price of $4.00 beginning on the listing date and, following an accelerated conversion price event or an event of default, to conversion at the lesser of that price and ninety percent of the lowest daily volume weighted average price during the preceding ten trading days. The Company may redeem the Series B Convertible Preferred Stock at its option beginning six months after the listing date. The warrant, which is dated September 16, 2026 and becomes exercisable on the listing date, entitles the holder to purchase the number of shares of common stock equal to $15,000,000 divided by the $10.00 exercise price. The warrant expires three years after the listing date, subject to earlier expiration upon any termination of the Securities Purchase Agreement before the closing or, if the closing has not occurred, six months after the warrant’s issue date, and to the Company’s right to terminate the warrant on ten days’ written notice at any time after the date that is nine months following the listing date. No shares of Series B Convertible Preferred Stock, commitment shares or warrant shares were issued, and no amounts related to these agreements are recognized, in these unaudited condensed consolidated financial statements.

On September 15, 2026, the Company entered into a Placement Agency Agreement with Maxim Group LLC (“Maxim”), under which Maxim will act as the Company’s exclusive lead placement agent, on a reasonable best efforts basis, in connection with a proposed offering of the Company’s securities. The agreement does not obligate Maxim to purchase any securities or the Company to issue any securities or to complete the offering, and the terms of any offering and of the securities to be sold remain subject to agreement among the Company, Maxim and the purchasers. Upon a closing of the placement, the Company will pay Maxim a cash fee equal to seven percent of the aggregate gross cash proceeds actually received by the Company on the closing date from the sale of securities and a cash fee equal to five percent of the proceeds received by the Company upon the exercise of any warrants issued in the placement, and will reimburse Maxim’s reasonable and documented out-of-pocket expenses, including the fees of its legal counsel, in an amount not to exceed $35,000 in the aggregate, in each case payable out of the gross proceeds of the placement at closing. No agent warrants, shares of common stock, transaction fee or other compensation under the Company’s existing engagement letter with Maxim is payable with respect to the placement. The Company also granted Maxim a right of first refusal, for twelve months following the closing date, to act as its exclusive underwriter, placement agent, sales agent or advisor for future public or private equity, equity-linked or debt offerings, excluding commercial bank debt, and agreed that the compensation described above will also be payable if, within twelve months following a closing or a termination of the agreement other than for cause, the Company completes a financing of equity, equity-linked or convertible securities with a purchaser in the placement or with a potential purchaser introduced to the Company by Maxim.

The Company has evaluated subsequent events for the period from June 30, 2026, through September 28, 2026, which is the date the unaudited condensed consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these unaudited condensed consolidated financial statements.

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ITEM 4. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation*
2.2	Certificate of Designation of Series A Preferred Stock*
2.3	Bylaws*
2.4	Form of Certificate of Designation of Preferences and Rights of Series B Convertible Preferred Stock of Med-X, Inc., dated September 16, 2026
4.1	Subscription Documents*
4.2	Form of Common Stock Certificate of the Registrant*
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor*
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached.*
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*
6.5	Agreement with Monarch Bay Securities, LLC*
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC*
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited*
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares*
6.10	Registration Rights Agreement*
6.11	Med-X, Inc. 2016 Stock Incentive Plan*++
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*
6.14	Amendment to Lease with S&R Properties dated July 21, 2020*
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2012*
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*
6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*
6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*
6.22	Engagement letter between the Company and RF Lafferty & Co., Inc.*
6.23

Amendment to Promissory Note, dated August 1, 2023, between Med-X, Inc., Matthew Mills and Jennifer Mills, filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-1 filed September 25, 2026

6.24	Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde *
6.25	Convertible Promissory Note between Med-X Inc and Joseph Winograde *
6.26	Purchaser’s Rights Agreement between Med-X Inc and Joseph Winograde *
6.27	Amendment to the Agreement for the Purchase and Sale of Capital Stock, dated December 13, 2023, between Med-X, Inc. and Joseph Winograde*
6.28	Purchaser’s Rights Agreement, dated September 15, 2023*
6.29	Distribution Agreement, dated September 25, 2023, between Med-X, Inc. and Ensystex Australasia Pty Ltd*
6.30	Form of Warrant Agency Agreement*
6.31	Amendment No. 1 to Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde*
6.32	Amendment No. 1 to the Convertible Promissory Note between Med-X Inc. and Joseph Winograde *
6.33	Engagement Agreement with Delbrook Digital Ltd., doing business as Bad Twin Capital *
6.34

Settlement Agreement and Mutual Release, dated August 26, 2026, by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, filed as Exhibit 6.11 to the Company's Current Report on Form 1-U filed September 1, 2026

6.35	Med-X, Inc. 2026 Stock Incentive Plan, effective January 2, 2026, and Form of Option Agreement, filed as Exhibit 10.37 to the Company’s Registration Statement on Form S-1 filed September 25, 2026++
6.36

Second Amendment to Promissory Note, dated April 13, 2026, between Med-X, Inc., Matthew Mills and Jennifer Mills, filed as Exhibit 10.38 to the Company’s Registration Statement on Form S-1 filed September 25, 2026

6.37

Third Amendment to Promissory Note and Line of Credit Agreement, dated September 8, 2026, between Med-X, Inc., Matthew Mills and Jennifer Mills, filed as Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed September 25, 2026

6.38

Securities Purchase Agreement, dated September 16, 2026, between Med-X, Inc. and Streeterville Capital, LLC, filed as Exhibit 10.33 to the Company’s Registration Statement on Form S-1 filed September 25, 2026

6.39

Warrant to Purchase Shares of Common Stock, dated September 16, 2026, issued by Med-X, Inc. to Streeterville Capital, LLC, filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-1 filed September 25, 2026

6.40	Placement Agency Agreement, dated September 15, 2026, between Med-X, Inc. and Maxim Group LLC, filed as Exhibit 6.1 to the Company’s Current Report on Form 1-U filed September 18, 2026
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

* previously filed

 ++ Indicates a management contract or compensatory plan.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2026.

Med-X, Inc.

By:	/s/ Matthew Mills
Name:	Matthew Mills
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Mills	Chief Executive Officer of Med-X, Inc.	September 28, 2026
Matthew Mills	(Principal Executive Officer)

/s/ Ron Tchorzewski	Chief Financial Officer of Med-X, Inc.	September 28, 2026
Ronald J. Tchorzewski	(Principal Financial Officer and Principal Accounting Officer)

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